UNITED HYDROGEN GLOBAL INC.

UNITED HYDROGEN GROUP INC.

3RD FLOOR, BUILDING 3, NO. 715 YINGSHUN ROAD

QINGPU DISTRICT, SHANGHAI

THE PEOPLE’S REPUBLIC OF CHINA, 201799

VIA EDGAR

November 12, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee, Jennifer Monick, Kibum Park, Pam Howell

Re:	United Hydrogen Global Inc.

United Hydrogen Group Inc.

Draft Registration Statement No. 2 on Form F-4

Submitted September 27, 2024

CIK No. 0002032241

Dear Sir/Madam:

On behalf of our clients, United Hydrogen Global Inc. and United Hydrogen Group Inc., each an exempted company incorporated in the Cayman Islands (collectively, the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 18, 2024 on the Company’s Revised Draft Registration Statement on Form F-4 previously submitted on September 27, 2024 (the “Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement No. 2 on Form F-4 (the “Revised Draft Registration Statement No. 2”) with exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Revised Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Revised Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement No. 2.

November 12, 2024

Revised Draft Registration Statement No. 2 on Form F-4 Cover page

1.	We note your response to prior comment 4. Please revise the cover page to disclose the current status of such filing procedures with the CSRC. Moreover, in light of the uncertainty of timing and the outcome of the CSRC’s review, please revise to disclose the impact to the investors if you do not complete such filings or fully comply with relevant applicable laws or regulations.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page and pages 39 of the Revised Draft Registration Statement No. 2.

2.	We note your response to prior comment 6. Please provide the U.S. Dollar equivalent amount for each of the RMB amounts shown.

Response: In response to the Staff’s comments, we have updated the disclosure on the cover page and pages 42, 43, 208, 215, 279 of the Revised Draft Registration Statement No. 2 to show the U.S. Dollar equivalent amount for each of the RMB amounts shown.

3.	We reissue prior comment 7. Please revise your cover page to disclose the location of the auditor for Aimei Health and United Hydrogen.

Response: In response to the Staff’s comments, we have updated the cover page of the Revised Draft Registration Statement No. 2 to disclose the location of the auditor for Aimei Health and United Hydrogen.

Additional Information , page 1

4.	We note the revisions made in response to prior comment 8. Please add back the disclosure regarding the date by which security holders must request this information, as required by Item 2(2) of Form F-4.

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page of the Revised Draft Registration Statement No. 2 to add back the disclosure regarding the date by which security holders must request this information.

Summary of the Proxy Statement/Prospectus, page 25

5.	We note your response to prior comment 15. Please revise your disclosure here in the summary section to disclose the specific home-country practices you will elect to follow. In this regard, we note your disclosure that as a foreign private issuer, you are permitted and intend to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements.

Response: Pubco currently does not intend to follow home-country corporate governance practices that are inconsistent with specific Nasdaq requirements, save that the Company may, but shall not be obligated to, in each year hold a general meeting as an annual general meeting. However, in the future, Pubco may elect to follow certain home-country corporate governance practices in lieu of certain specific Nasdaq requirements, as permitted for foreign private issuers. Any such decision will be disclosed by then in accordance with applicable laws. In that regard and in response to the Staff’s comments, we have revised our disclosure on page 44 of the Revised Draft Registration Statement No. 2.

6.	Please update the disclosure on page 36 regarding conflicts of interest as of the most recent practicable date. For example only, we note that the reimbursable expenses disclosure is as of the record date.

Response: In response to the Staff’s comments, we have updated our disclosure regarding conflicts of interest on pages 36 and 37 of the Revised Draft Registration Statement No. 2 as of the most recent practicable date.

7.	We reissue prior comment 21. Please revise throughout the prospectus to disclose that you currently face the legal and operational risks and uncertainties due to your location in China, as well as the operations of your subsidiaries in China. For example, we note the cover page states “Pubco is a holding company incorporated in the Cayman Islands with no material operations of its own and is not a Chinese operating company.”

Response: In response to the Staff’s comments, we respectfully advise that we have provided the required disclose on the cover page starting “Pubco faces various risks and uncertainties relating to doing business in the PRC”, in the summary of risk factors section on pages 40 and 41, and the risk factor section from page 62 to page 76 of the Revised Draft Registration Statement No. 2. We would appreciate further guidance From the Staff on this issue.

November 12, 2024

Compensation of the Sponsor, its Affiliates and Promoters, page 34

8.	In response to prior comment 19, we note your revised disclosure on page 34 that “the issuance of such shares has not resulted in, and is not expected to result in, material dilution of equity interests of non-redeeming shareholders of Aimei Health,” as the Founder Shares and Private Shares were issued prior to or in connection with the IPO of Aimei Health. We further note your statement that “since 1,905,000 Pubco Class A Ordinary Shares are to be issued to the Sponsor through a 1:1 conversion of the Founder Shares and Private Shares, such issuance is not expected to cause any material dilution of the equity interests of non-redeeming shareholders of Aimei Health.” Since the sponsor had acquired 1,573,000 Founder Shares at a nominal price of $25,000, please tell us why the issuance of such shares has not resulted in material dilution of equity interests of non-redeeming shareholders of Aimei Health. In addition, we note the amounts due to a former affiliate of the sponsor for general and administrative services, which it appears will be repaid upon completion of the de- SPAC transaction. Please revise to include in the table or advise why such amount is not required to be included pursuant to Item 1604(b)(4) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 34 and 35 of the Revised Draft Registration Statement No. 2 accordingly.

License and Approvals Required from the PRC Authorities for Business Operations and Transactions, page 38

9.	We note your response to prior comment 17 and partially reissue. Please disclose each permission or approval that Pubco, United Hydrogen, Aimei Health and any subsidiaries are required to obtain from Chinese authorities to operate your business. Your disclosure focuses only on United Hydrogen or its subsidiaries. State whether Pubco, United Hydrogen, Aimie Health and any subsidiaries are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if Pubco, United Health, Aimei Health and any subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 39 and 68 of the Revised Draft Registration Statement No. 2 accordingly.

Regulatory Approvals, page 38

10.	We note your response to prior comment 18. Please expand your disclosure to include the status of compliance or approvals in connection with the filings and registration with the Cayman Islands Registrar of Companies under the Cayman Companies Act necessary to effectuate your transaction.

Response: In response to the Staff’s comments, we have revised our disclosure on page 39 of the Revised Draft Registration Statement to include the filing of the plan of merger and other related documents required by the Cayman Companies Act with the Registrar of Companies and the publication of notification of the Mergers in the Cayman Islands Government Gazette pursuant to the Companies Act (Revised) of the Cayman Islands.

Summary of Risk Factors

Risks Relating to Doing Business in the PRC, page 39

11.	We reissue prior comment 22. Please revise to expand your disclosure on page 39 under “Risks Relating to Doing Business in the PRC” in your Summary of Risk Factors. In particular, describe further the significant regulatory and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 40 of the Revised Draft Registration Statement No. 2 accordingly.

November 12, 2024

Holding Company Structure, page 42

12.	We note your response to prior comment 23. Please expand your disclosure on page 42 to describe any restrictions and limitations on your ability to distribute earnings from United Hydrogen, including subsidiaries, to Holdco and U.S. investors. In this regard, we note your disclosure on page 66 about the “interventions in or the imposition of restrictions and limitations on Pubco’s ability to transfer cash or assets by the PRC government.”

Response: In response to the Staff’s comments, we have revised our disclosure on page 43 of the Revised Draft Registration Statement No. 2 accordingly.

The Business Combination Proposal

Compensation Received by the Sponsor and its Affiliates, page 127

13.	We note your response to prior comment 30. Please revise the compensation to disclose the nature (e.g., cash, shares of stock, warrants and rights) and amounts of all compensation that has been or will be awarded to, earned by, or paid to the SPAC sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities to the special purpose acquisition company and its affiliates. Please also disclose the nature and amounts of any reimbursements to be paid to the Sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction. In this regard, we note your disclosure on pages 86-87 regarding “reimbursement of out-of- pocket expenses” and “$10,000 per month” payments to a former affiliate of the sponsor for certain general and administrative services, including office space, utilities, and administrative services.

Response: In response to the Staff’s comments, we have revised our disclosure on page 128 of the Revised Draft Registration Statement No. 2 accordingly.

Selected Comparable Group Companies, page 136

14.	We note your response to prior comment 34. Please revise to provide a discussion of the differences between United Hydrogen and the companies identified as comparable to United Hydrogen.

Response: In response to the Staff’s comments, we have revised our disclosure on page 137 and 138 of the Revised Draft Registration Statement No. 2 to elaborate the differences between United Hydrogen and the companies identified as comparable to United Hydrogen.

Reasons for Aimei Health Board of Directors’ Approval of the Business Combination, page 138

15.	We note your response to prior comment 37. Please revise this section to provide additional context for how the factors considered supported the Board’s recommendation. For example, please explain how these factors were considered by the board in approving the business combination, rather than just disclosing that these factors were considered.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 140 and 141 of the Revised Draft Registration Statement No. 2 to provide additional context for how the factors considered supported the Board’s recommendation.

Certain United Hydrogen Projected Financial Information, page 142

16.	In response to prior comment 39, we note the removal of your statement from several pages that the shareholders are “strongly cautioned not to place undue reliance, if any,” on these projections. However, it appears that the statement has not been completely removed from your registration statement, as the statement still appears on page 144. Please revise to remove this and any similar statements from the proxy statement/registration statement.

Response: In response to the Staff’s comments, we have removed this statement on pages 145 and 146 and all other similar statements from Revised Draft Registration Statement No. 2.

November 12, 2024

17.	We have reviewed your response to prior comments 40 and 41 and your revised disclosure. Please further expand your discussion to provide additional explanation as to why the change to a much higher revenue growth rate for your 2024 projection is appropriate. Please also provide a more robust description of all material bases of the disclosed projections. In addition, please revise to describe the status of any related contracts or the absence of any contracts within your disclosure of your projected revenue for 2024 and beyond. To the extent that your projected growth would require additional financing, please provide clear disclosure of the estimates used in the projections provided.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 146, 147, and 148 of the Revised Draft Registration Statement No. 2.

18.	We have reviewed your response to prior comment 42 and your revised disclosure that “United Hydrogen has affirmed to Aimei Health that its projections reflect the view of United Hydrogen’s management or board of directors about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus.” We further refer you to your disclosures on pages 225 that for the period from January 1, 2024 through the date of this report, you have entered into 14 agreements with aggregate contract value of approximately $18.1 million. As it appears that the agreements entered into during the first nine months of 2024 are significantly below 2024 projected revenues of approximately US$96.2M, please tell us how United Hydrogen continues to affirm its projections.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 146 and 147 of the Revised Draft Registration Statement No. 2 to explain why we continues to affirm our projections.

Financial Implications, page 142

19.	We are unclear what is meant by the first sentence within the section titled Financial Implications. Please revise for clarity in your next amendment.

Response: In response to the Staff’s comments, we have revised our disclosure on page 143 of the Revised Draft Registration Statement No. 2 to clarify the section titled Financial Implications.

Unaudited Pro Forma Condensed Combined Financial Information, page 155

20.	We have reviewed your response to comment 46, and note that you have excluded the payment of the dividends that were declared in 2024 from your pro forma balance sheet as you expect that the payment of the dividends would be after the closing of the business combination. It appears that the payment of such dividends is a transaction for which disclosure of pro forma financial information would be material to investors. Please revise your pro forma balance sheet to reflect the payment of such dividends, or advise. Please refer to Rule 11-01(a)(8) of Regulation S-X.

Response: In response to the Staff’s comment, we have revised our disclose on page 157 of Revised Draft Registration Statement No. 2 to include the payment of dividends in the pro forma condensed combined financial statements.

Material U.S. Federal Income Tax Considerations, page 164

21.	We reissue prior comment 47. Please disclose the material tax consequences of the transaction. In this regard, for guidance see Footnote 42 to Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 169, 170, 173, and 174 of the Revised Draft Registration Statement No. 2 to clearly further disclose the material tax consequences of the transaction.

November 12, 2024

22.	We partially reissue prior comment 48. Please revise the disclosure to clearly disclose the opinion of counsel.

Response: In response to the Staff’s comments, we have revised our disclosure on page 169 of the Revised Draft Registration Statement No. 2 to clearly disclose the opinion of counsel.

Dilution to the Shareholders of Aimei Health, page 174

23.	We have reviewed your response to comment 49 and your revised disclosure.

Please revise your disclosure, here and on page 34, to provide all of the disclosure required by Item 1604(c) of Regulation S-K. Your revised disclosure should include, but not be limited to:

●	The tabular disclosure must show the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted;

Response: In response to the Staff’s comment, we have revised our disclosure on pages 180 and 181 of Revised Draft Registration Statement No. 2 to show the nature and amounts of each source of disclosure used to determined the net tangible book value per share, as adjusted.

●	The tabular disclosure must show any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted;

Response: In response to the Staff’s comment, we have revised our disclosure on pages 180 and 181 of Revised Draft Registration Statement No. 2 to show adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted.

●	Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted;

Response: In response to the Staff’s comment, we clarified that as of the date of this response letter, we did not identify any potential sources of dilutions that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted

●	With respect to each redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders’ interest per share being at least the initial public offering price per share of common stock; and

Response: In response to the Staff’s comment, we have revised our disclosure on pages 180 and 181 of Revised Draft Registration Statement No. 2 to show company valuation at which the potential dilution results in the amount of the non-redeeming shareholders’ interest per share being at least the initial public offering price per share of common stock.

●	Provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 180 and 181 of Revised Draft Registration Statement No. 2 to provide a description to help understand the tabular disclosure.

November 12, 2024

United Hydrogen Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 229

24.	We note your disclosure of your plan to expand your business, including, but not limited to, your disclosure that you aim to launch your Hydrogen Supply Chain business in the fourth quarter of 2024, you aim to start the establishment of the Giga Plant in Jiaxing, Zhejiang Province, China in the fourth quarter of 2024, you expect your revenue will continue to increase in the years ended December 31, 2025 and 2024, and you expect your gross profit margin will increase as your revenues increase. Please revise your filing to clarify your basis for such statements.

Response: In response to the Staff’s comment, we have revised our disclose on page 238 of Revised Draft Registration Statement No. 2 to update the status of (i) launch hydrogen supply chain business, (ii) establishing of the Giga Plant, and (iii) collaboration with OEM partners. We believe that with our launch of hydrogen supply chain business and establishment of Giga Plant, we will provide more hydrogen related products and services to our customers and generate an increase in revenues.

The updates of the status are as follows:

-	Launch hydrogen supply chain business: “We have entered into a corporation agreement with Hangzhou Gas Group and Zhejiang Energy Group, and we will corporate in the first hydrogen refueling station in the fourth quarter of 2024.”

-	Establishment of the Giga Plant: “As of the date of this report, we have completed construction of the infrastructure of the Giga Plant and purchased machinery which will be used for production. We are still in process of designing production lines and technological process.”

-	Collaboration with OEM Partners: “Currently we are in process of research stage with one of our OEM partners.”

Liquidity and Capital Resources, page 234

25.	We have reviewed your response to comment 55 and your revised disclosure. We note that the company has collected less than half of outstanding accounts receivables and that such receivables have terms of 60-90 days. We further note you have only paid $1.6M of your $15.6M in accounts payables. Please revise your liquidity discussion to address any actual or expected implications from your receivable collections and liability payments. Reference is made to Item 303 of Regulation S-X.

Response: In response to the Staff’s comment, we have revised our disclose on pages 244 and 245 of Revised Draft Registration Statement No. 2 to update discussion to address any actual or expected implications from your receivable collections and liability payments.

26.	We have reviewed your response to comment 56 and your revised disclosure elsewhere in your filing. It does not appear that you have revised your disclosure on page 234, which continues to read that “Historically, our PRC operating entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits.” Please expand your disclosure on page 234 as you have elsewhere in your filing.

Response: In response to the Staff’s comments, we have revised our disclosure on page 245 of the Revised Draft Registration Statement No. 2 to expand our disclosure.

Controlled Company Status, page 243

27.	We note your revised disclosure on page 44 in response to prior comment 24. As previously requested, please also revise your disclosure here on page 243 to disclose the following:

●	the percentage of outstanding Class A shares Ms. Xia Ma must keep to continue to control the outcome of matters submitted to shareholders for approval;

●	explain Ms. Xia Ma’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, and sale of assets;

●	disclose that your capital structure may have an anti-takeover effect preventing a change in control transaction that shareholders might consider in their best interest; and

●	disclose that future issuances of high-vote shares may be dilutive to low-vote shareholders.

Response: In response to the Staff’s comments, we have revised our disclosures on page 255 of the Revised Draft Registration Statement No. 2.

November 12, 2024

Enforceability of Civil Liabilities, page 268

28.	We note your response to prior comment 59 and partially reissue. Please revise your disclosure here to describe the limitations on investors being able to effect service of process and enforce civil liabilities in China, and cost and time constraints.

Response: In response to the Staff’s comments, we have revised our disclosure on page 282 of the Revised Draft Registration Statement No. 2 accordingly.

Annex F: Fairness Opinion, page F-1

29.	We note the statement in the fairness opinion that “we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by the Company, Target or that was publicly available to us. This opinion is expressly conditioned upon such information being complete, accurate and fair in all respects material to our analysis.” While it is acceptable for a financial advisor to include language that qualifies the estimates or analyses or describes the uncertainties, it cannot disclaim responsibility for them. Please revise this disclosure and similar language in the opinion.

Response: In response to the Staff’s comments, we have revised our disclosure on page Annex F-2 of the Revised Draft Registration Statement No. 2 accordingly.

30.	We note the statement that “our opinion is solely for the use and benefit of the Board of Directors of the Company in its consideration of the Proposed Transaction.” Please remove this disclaimer.

Response: In response to the Staff’s comments, we have revised our disclosure on page Annex F-3 of the Revised Draft Registration Statement No. 2 accordingly.

Financial Statements, page F-1

31.	We have reviewed your response to comment 62, noting that United Hydrogen Global Inc. was not formed until May 2024. We also note the inclusion of unaudited financial statements for United Hydrogen Global Inc. as of and for the period ended December 31, 2023, which indicate the entity was incorporated on October 4, 2023. Please address the following:

●	In your next amendment, please clarify the inception date of United Hydrogen Global Inc.

●	Please provide audited financial statements of United Hydrogen Global Inc., ensuring that such financial statements do not precede the date of inception. Refer to Item 14(h) of Form F-4.

Response: In response to the Staff’s comments, we clarified that the inception date of United Hydrogen Global Inc. was May 23, 2024, and the inception date of United Hydrogen Group Inc. was October 4, 2023. We have revised our disclose of Revised Draft Registration Statement No. 2 to revise the inception date of United Hydrogen Global Inc. In response to the Staff’s comments, we have revised our financial statements of United Hydrogen Global Inc. which do not precede the date of inception. To keep consistent with the reporting date of United Hydrogen Group Inc, the financial statements of United Hydrogen Global Inc. as of June 30, 2024 was an unaudited version.

November 12, 2024

Thank you for your assistance in this matter. You may contact the undersigned by phone at + (650)513-2555 (ext. 103) or via e-mail at laimeng@magstonelaw.com.

Very truly yours,

/s/ Meng Lai
Meng (Mandy) Lai

cc:	Ms. Xia Ma, Chief Executive Officer
United Hydrogen Global Inc.

Mr. Yue (Mark) Li, Esq.
MagStone Law, LLP